UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	May 16, 2019	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR APRIL 2019

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In April 2019, the Company’s passenger transportation capacity (measured by available seat- kilometres) increased by 6.81% year-on-year, among which, the passenger transportation capacity of its domestic, international and regional routes increased by 6.87%, 6.49% and 9.74% year-on-year, respectively; passenger traffic volume (measured by revenue passenger- kilometres) increased by 5.34% year-on-year, among which, the passenger traffic volume of its domestic, international and regional routes increased by 4.85%, 6.07% and 8.41% year-on- year, respectively; and passenger load factor decreased by 1.17 percentage points year-on-year to 83.52%, among which, the passenger load factor of its domestic, international and regional routes decreased by 1.64, 0.32 and 1.00 percentage points year-on-year, respectively.

In relation to freight transportation, the freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and such business is under contractual operation by a subsidiary of the controlling shareholder of the Company. Freight load volume in April 2019 increased by 0.77% year-on-year.

In April 2019, the Company launched new domestic routes such as Shanghai Pudong — Kashi, Chaoshan — Harbin — Mohe, Kunming — Handan, Xi’an — Tulufan, Chengdu — Wudangshan — Xiamen, Chengdu — Wuhan — Chaoshan, Zhengzhou — Luzhou and Hangzhou — Luzhou, and new international routes such as Hohhot — Kunming — Yangon, Xi’an — Singapore, Yantai — Changsha — Singapore and Guangzhou — Nagoya.

II.	FLEET STRUCTURE

In April 2019, the Company introduced five aircraft (one A350-900, three A320NEO and one B737-800). As at the end of April 2019, the Company operated a total of 698 aircraft, including 240 self-owned aircraft, 264 aircraft under finance lease and 194 aircraft under operating lease.

As at the end of April 2019, details of the fleet structure of the Company were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	30	53	5	88
1	B777 series	10	10	0	20
2	B787 series	0	7	0	7
3	A350 series	0	5	0	5
4	A330 series	20	31	5	56

	Narrow-body passenger aircraft	210	211	189	610
5	A320 series	129	117	68	314
6	B737 series	81	94	121	296

Total		240	264	194	698

Note:	The 15 business aircraft held under trust of the Company were not included in the fleet.

III.	MAJOR OPERATING DATA

	Estimated amount completed in April 2019	Actual amount completed in April 2018	Year - on-year increase	Total estimated amount completed in April 2019	Total actual amount completed in April 2018	Year - on-year increase
Passenger Transportation Data ASK (available seat- kilometres) (millions)	21,278.89	19,921.37	6.81%	87,088.01	79,268.55	9.86%
— Domestic routes	13,420.88	12,558.14	6.87%	55,563.12	49,607.86	12.00%
— International routes	7,280.52	6,837.00	6.49%	29,295.05	27,616.72	6.08%
— Regional routes	577.49	526.23	9.74%	2,229.83	2,043.96	9.09%

RPK (revenue passenger- kilometres) (millions)	17,771.29	16,869.89	5.34%	72,114.38	65,383.37	10.29%
— Domestic routes	11,386.97	10,860.57	4.85%	46,443.03	41,503.18	11.90%
— International routes	5,909.93	5,571.76	6.07%	23,840.89	22,206.93	7.36%
— Regional routes	474.39	437.57	8.41%	1,830.46	1,673.25	9.40%

	Estimated amount completed in April 2019	Actual amount completed in April 2018	Year- on-year increase		Total estimated amount completed in April 2019	Total actual amount completed in April 2018	Year- on-year increase
Number of passengers carried (thousands)	10,536.18	10,277.98	2.51%		42,413.91	39,017.79	8.70%
— Domestic routes	8,754.48	8,597.68	1.82%		35,232.28	32,377.06	8.82%
— International routes	1,434.62	1,359.64	5.51%		5,828.18	5,413.21	7.67%
— Regional routes	347.08	320.66	8.24%		1,353.45	1,227.52	10.26%

Passenger load factor (%)	83.52	84.68	-1.17p	ts	82.81	82.48	0.32p	ts
— Domestic routes	84.85	86.48	-1.64p	ts	83.59	83.66	-0.08p	ts
— International routes	81.17	81.49	-0.32p	ts	81.38	80.41	0.97p	ts
— Regional routes	82.15	83.15	-1.00p	ts	82.09	81.86	0.23p	ts

Freight Transportation Data AFTK (available freight tonne- kilometres) (millions)	739.43	650.46	13.68%		2,962.79	2,636.17	12.39%
— Domestic routes	253.69	234.01	8.41%		1,080.32	960.20	12.51%
— International routes	467.55	400.08	16.86%		1,810.33	1,611.29	12.35%
— Regional routes	18.19	16.38	11.06%		72.14	64.68	11.54%

RFTK (revenue freight tonne-kilometres) (millions)	225.92	219.15	3.09%		839.44	820.66	2.29%
— Domestic routes	72.86	71.07	2.52%		291.23	288.93	0.80%
— International routes	150.54	145.24	3.65%		538.75	520.58	3.49%
— Regional routes	2.51	2.84	-11.54%		9.45	11.16	-15.29%

Weight of freight carried (million kg)	75.50	74.92	0.77%		290.79	293.84	-1.04%
— Domestic routes	52.14	51.68	0.90%		205.63	209.93	-2.05%
— International routes	21.26	20.80	2.20%		77.13	74.40	3.67%
— Regional routes	2.09	2.44	-14.21%		8.03	9.51	-15.59%

Freight load factor (%)	30.55	33.69	-3.14p	ts	28.33	31.13	-2.80p	ts
— Domestic routes	28.72	30.37	-1.65p	ts	26.96	30.09	-3.13p	ts
— International routes	32.20	36.30	-4.10p	ts	29.76	32.31	-2.55p	ts
— Regional routes	13.82	17.35	-3.53p	ts	13.10	17.25	-4.15p	ts

Consolidated Data ATK (available tonne- kilometres) (millions)	2,654.53	2,443.39	8.64%		10,800.71	9,770.34	10.55%
— Domestic routes	1,461.57	1,364.24	7.13%		6,081.00	5,424.91	12.09%
— International routes	1,122.80	1,015.41	10.58%		4,446.88	4,096.80	8.55%
— Regional routes	70.17	63.74	10.08%		272.83	248.63	9.73%

	Estimated amount completed in April 2019	Actual amount completed in April 2018	Year- on-year increase		Total estimated amount completed in April 2019	Total actual amount completed in April 2018	Year- on-year increase
RTK (revenue tonne-kilometres) (millions)	1,802.74	1,717.35	4.97%		7,184.84	6,580.12	9.19%
— Domestic routes	1,084.92	1,036.48	4.67%		4,383.04	3,948.91	10.99%
— International routes	673.37	639.32	5.33%		2,631.65	2,473.14	6.41%
— Regional routes	44.45	41.54	6.98%		170.14	158.07	7.64%

Overall load factor (%)	67.91	70.29	-2.37p	ts	66.52	67.35	-0.83p	ts
— Domestic routes	74.23	75.97	-1.75p	ts	72.08	72.79	-0.71p	ts
— International routes	59.97	62.96	-2.99p	ts	59.18	60.37	-1.19p	ts
— Regional routes	63.34	65.18	-1.83p	ts	62.36	63.57	-1.21p	ts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft. The table does not contain data of cargo services.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
15 May 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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